As filed with the U.S. Securities and Exchange Commission on January 15, 2013.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F. Street, N.E.
Washington, D.C. 20549

APPLICATION FOR AN ORDER PURSUANT TO SECTIONS 6(c) AND 17(b) OF THE INVESTMENT COMPANY ACT OF 1940, AS AMENDED (THE "ACT"), GRANTING AN EXEMPTION FROM SECTION 17(a) OF THE ACT, AND PURSUANT TO SECTION 17(d) OF THE ACT AND RULE 17d-1 UNDER THE ACT, PERMITTING CERTAIN JOINT TRANSACTIONS

(File No. 811-07528)

SPECIAL OPPORTUNITIES FUND, INC.

615 EAST MICHIGAN STREET, 2ND FLOOR
MILWAUKEE, WISCONSIN  53202

BROOKLYN CAPITAL MANAGEMENT, LLC

PARK 80 WEST, PLAZA TWO, 250 PEHLE AVENUE, SUITE 708
SADDLE BROOK, NJ 10570

Communications, Notice and Order to:

Phillip Goldstein, Chairman
Special Opportunities Fund, Inc.
c/o Brooklyn Capital Management, LLC
Park 80 West, Plaza Two, 250 Pehle Avenue, Suite 708
Saddle Brook, NJ 10570

Copies to:

Thomas R. Westle, Esq.
Rustin I. Paul, Esq.
Blank Rome LLP
405 Lexington Avenue, 23rd Floor
New York, NY  10174
(212) 885-5000

This Application (including this cover page and exhibits) consists of 30 pages.

As filed on January 15, 2013.

UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

)
In the Matter of the Application of	)
)
SPECIAL OPPORTUNITIES FUND, INC. AND	)
BROOKLYN CAPITAL MANAGEMENT, LLC	)
)
C/O BROOKLYN CAPITAL MANAGEMENT, LLC	)
PARK 80 WEST, PLAZA TWO,	)
250 PEHLE AVENUE, SUITE 708)
SADDLE BROOK, NJ 10570)
)
1-877-607-0414)
)
File No. 811-07528)

APPLICATION FOR AN ORDER PURSUANT TO SECTIONS 6(c) AND 17(b) OF THE INVESTMENT COMPANY ACT OF 1940, AS AMENDED (THE “ACT”), GRANTING AN EXEMPTION FROM SECTION 17(a) OF THE ACT, AND PURSUANT TO SECTION 17(d) OF THE ACT AND RULE 17d-1 UNDER THE ACT, PERMITTING CERTAIN JOINT TRANSACTIONS

I.EXECUTIVE SUMMARY

The purpose of this exemptive application (“Application”) is to obtain relief that will allow Special Opportunities Fund, Inc. (the “Fund”), a Maryland corporation that is registered with the Securities and Exchange Commission (the “Commission”) as a closed-end, diversified management investment company, to invest in a specific alternative asset class (namely, bankruptcy claims) through certain special purpose vehicles (each an “SPV”, and together, the “SPVs”) formed by Brooklyn Capital Management, LLC, a Delaware limited liability company that is a registered investment adviser and serves as the investment adviser to the Fund (the “Adviser” or sometimes referred to as “Brooklyn Capital”).   Brooklyn Capital will, for no additional fees, form and manage each SPV as a trust or a limited liability company (“LLC”).  Brooklyn Capital will cause the following entities to invest in each SPV pursuant to the procedures set forth in its Trade Allocation Policy and Procedures (“Allocation Policy”) (as described in Part IV) and the Conditions set forth in Part VII hereof: (i) the Fund; (ii) nine existing private investment funds for which Brooklyn Capital serves as the adviser and/or for which Brooklyn Capital or any person controlling, controlled by, or under common control with Brooklyn Capital, or its or their successors (a “Brooklyn Capital Affiliate”) serves as the general partner (collectively, the “Brooklyn Capital Private Funds,” or individually a “Brooklyn Capital Private Fund”)1; and (iii) any other registered closed-end management investment companies (or series thereof) and any other private investment funds for which: Brooklyn Capital, or a Brooklyn Capital Affiliate, acts as investment adviser and/or serves as the general partner in the future.  Brooklyn Capital will use the cash contributed by the Fund and the Brooklyn Capital Private Funds to each SPV to purchase one or more bankruptcy claims for such SPV.

1 In addition to the Fund, the following private investment companies managed by Brooklyn Capital or a Brooklyn Capital Affiliate currently anticipate investing in the SPVs: Opportunity Partners, LP; Full Value Partners, LP; Opportunity Income Plus, LP; Full Value Special Situations Fund, LP; Full Value Offshore Partners, LP; MCM Opportunity Partners, LP; Calapasas West Partners, LP; Mercury Partners, LP; and Steady Gain Partners, LP.

The investment objective of the Fund is total return.  The Fund is a closed-end, diversified management investment company.     The Board of Directors of the Fund (the “Board”), including all directors who are not considered “interested persons” (as defined in Section 2(a)(19) of the Act) (the “Independent Directors”), has approved the Fund’s potential investments in bankruptcy claims through its investment in the SPVs described herein in an effort to provide diversified exposure to this unique alternative asset class.  Combining certain alternative investments that are relatively uncorrelated with the Fund’s investments in stocks and bonds should provide smoother long-term results for the Fund than investing in stocks and bonds alone.

The Fund currently is permitted to invest directly in bankruptcy claims.  However, bankruptcy claims are generally not divisible so the Fund would have to purchase an entire bankruptcy claim, each of which is for a specific amount and has unique characteristics and terms, which are often negotiable.  Such a direct investment would require the Fund to bear 100% of the risk of each bankruptcy claim in which it chose to invest and would limit the Fund’s ability to diversify among numerous bankruptcy claims.  For example, if Brooklyn Capital believes that a bankruptcy claim offered for $5 million represents an attractive investment, it would nevertheless likely determine that it would not be prudent for any individual entity it manages, including the Fund, to assume a risk of that magnitude.   In addition, there is no equitable way to allocate potential investments in bankruptcy claims among Brooklyn Capital’s clients absent use of an SPV.  Alternatively, investing through multiple SPVs will allow the Fund to diversify its exposure to bankruptcy claims by affording the Fund the opportunity to invest in a greater variety and number of them.

Paradoxically, the Fund does not need exemptive relief from the Act to invest directly in bankruptcy claims; however, as explained, such direct investments carry with them greater risk to the Fund and its shareholders than the procedures proposed herein.  The Act’s prohibition on affiliated transactions creates a regulatory obstacle to an indirect investment in a pro rata interest in a single bankruptcy claim.  Without exemptive relief, the Fund’s shareholders are at a distinct disadvantage to the investors in the Brooklyn Capital Private Funds with respect to investments in bankruptcy claims.  In essence, this Application seeks the Commission’s permission for the Fund to do indirectly (with less risk and at virtually no additional expense to the Fund) what it may do directly but has not done because of the Fund’s inability to participate in the allocation of bankruptcy claims and to diversify its risk.

II.INTRODUCTION

As described more fully in Part IV of this Application, the Fund and Brooklyn Capital (together, the “Applicants”), hereby request an order (the “Order”) to enable the Fund to invest in certain SPVs, which will be affiliated trusts or LLCs to be established, operated, and managed by Brooklyn Capital, the Fund’s investment adviser. More specifically, Applicants request an Order: (1) pursuant to Sections 6(c) and 17(b) of the Act, exempting each SPV from Section 17(a) to the extent necessary to permit each SPV to sell its economic interests to the Fund; and (2) pursuant to Section 17(d) of the Act and Rule 17d-1 thereunder, to the extent necessary to permit the Fund, Brooklyn Capital, and the SPVs to participate in what may be a joint arrangement.

Applicants request that any Order granted pursuant to this Application apply to the Fund, Brooklyn Capital, the Brooklyn Capital Private Funds, and any other registered closed-end management investment companies (or series thereof) and any other private investment funds, for which Brooklyn Capital, or a Brooklyn Capital Affiliate, may in the future act as investment adviser and/or serve as the general partner.

III.THE PARTIES

A.	The Fund

The Fund is a Maryland corporation that is registered under the Act as a closed-end, diversified management investment company. The Fund’s Board currently consists of six members.  Three Board members are Independent Directors.  One Board member is an “interested person” of the Fund by virtue of his being an officer of the Fund, but is not an interested person of the Adviser.  The remaining two Board members are “interested persons” of the Fund because of their affiliation with the Adviser and their positions as officers of the Fund.

The Fund’s investment objective is total return.  The Fund seeks to achieve its investment objective by investing primarily in other closed-end investment companies and other private and publicly-issued U.S. and foreign securities that the Adviser believes have opportunities for appreciation.  The Fund may employ strategies designed to capture price movements generated by anticipated corporate events such as investing in companies involved in special situations, including, but not limited to, mergers, acquisitions, asset sales, spin-offs, balance sheet restructuring, bankruptcy, liquidations, self-tender offers, and converting from a closed-end to an open-end management investment company.

B.	Brooklyn Capital Management, LLC

Brooklyn Capital, a Delaware limited liability company, is a registered investment adviser under the Investment Advisers Act of 1940, as amended.  Brooklyn Capital is acting as an “investment adviser” for the Fund within the meaning of Section 2(a)(2) of the Act, and serves as such pursuant to an investment advisory agreement between Brooklyn Capital and the Fund (the “Investment Advisory Agreement”). As the Fund’s investment adviser, Brooklyn Capital is responsible for administering the day-to-day investing of the Fund.  Brooklyn Capital’s activities are subject to the Board’s oversight.  Brooklyn Capital is entitled, under the terms of the Investment Advisory Agreement, to a monthly fee for the previous month at an annual rate of 1.00% of the Fund’s average weekly total assets.

Brooklyn Capital was formed in August 2009 and its principals have extensive experience investing in the securities of closed-end investment companies with opportunities for appreciation, including funds that trade at a market price discount from their net asset value.  Brooklyn Capital utilizes a balanced approach, including “value” and “growth” investing by seeking out companies at reasonable prices, without regard to sector or industry, which demonstrate favorable long-term growth characteristics.

In addition to the Fund, Brooklyn Capital or a Brooklyn Capital Affiliate acts as an adviser to each of the Brooklyn Capital Private Funds set forth in Part I above.

C.	The SPVs

Brooklyn Capital proposes to establish SPVs in which each of the following will have the opportunity to invest: (i) the Fund; (ii) the Brooklyn Capital Private Funds; and (iii) any other future registered closed-end management investment companies (or series thereof) and private investment funds, for which Brooklyn Capital, or a Brooklyn Capital Affiliate acts as investment adviser and/or serves as general partner.  Any closed-end management investment company or series thereof that Brooklyn Capital or a Brooklyn Capital Affiliate may advise in the future and that seeks to rely on the relief granted in any Order resulting from this Application will comply, in all material respects, with the terms and conditions of such Order.

Each SPV will be formed as a trust or LLC, solely managed by Brooklyn Capital.  Brooklyn Capital will identify bankruptcy claims appropriate for investment by the Fund and one or more of the Brooklyn Capital Private Funds through an SPV.  Once Brooklyn Capital has identified one or more such bankruptcy claims, it will arrange for such funds to invest pro rata in an SPV established to purchase such claim(s), in accordance with Brooklyn Capital’s Allocation Policy.  Each SPV will in turn purchase one or more bankruptcy claims with the proceeds received from the entities that invest.

IV.APPLICANTS’ PROPOSAL

Applicants propose that the Fund be able to obtain diversified exposure to certain alternative asset classes (namely, bankruptcy claims) by investing in the SPVs in accordance with its investment objectives and policies.

A bankruptcy claim is a claim held by the creditor of a bankrupt debtor who is willing to assign it to an investor for a negotiated price.  Exposure to alternative asset classes, such as bankruptcy claims, is an important aspect of the Fund’s portfolio construction because these asset classes historically have offered returns that are relatively uncorrelated with the returns of stock and bond markets. Thus, while alternative asset classes carry risks of their own and can be volatile, when combined with the Fund’s other investments, they are expected to reduce the overall volatility and risk of the Fund’s net asset value.

Applicants believe that the Fund could, without exemptive relief, invest directly in certain alternative asset classes such as bankruptcy claims. However, Applicants represent that it is impractical and imprudent for the Fund to do so absent the requested relief and hence, it will derive significant benefits from gaining diversified exposure to such asset classes indirectly through investment in the SPVs. These benefits include the reduction of risk achieved through diversification by investing (on a pro rata basis) in a greater number and variety of bankruptcy claims than the Fund would otherwise choose to invest in individually.  Additionally, the Fund would benefit from reduced administrative costs related to investing in bankruptcy claims and enforcing the Fund’s rights under such bankruptcy claims because such costs will be shared by all of the entities investing in each SPV.

1.	The SPVs will allow the Fund an opportunity to increase its exposure to a greater number of bankruptcy claims, with less risk than if the Fund were investing directly.

Each SPV will invest in one or more bankruptcy claims.  The Fund, in turn, will invest in each SPV in accordance with the Fund’s investment objectives and policy.  By investing in multiple SPVs, as opposed to investing in individual bankruptcy claims on its own, the Fund will have an opportunity to invest in a greater number of bankruptcy claims without bearing 100% of the risk of any particular bankruptcy claim and having to forego investing in large claims.   Therefore, the Fund will have the opportunity to increase its exposure to a greater number and variety of bankruptcy claims with less risk than would otherwise be possible if the Fund invested directly.

2.	Brooklyn Capital will adhere to its Allocation Policy.

Brooklyn Capital has adopted procedures by which it allocates investment opportunities among its clients, including the Fund and the Brooklyn Capital Private Funds.  The Allocation Policy will be amended to address investments by the Fund and the Brooklyn Capital Private Funds, on a pre-determined basis, in each of the SPVs.  Investment in each SPV will be made by the Fund and the Brooklyn Capital Private Funds on a pro rata basis.  Brooklyn Capital, subject to Board approval, will determine no less than annually the percentage of the Fund’s total assets that may be invested in bankruptcy claims.  The Fund’s pro rata investment in each SPV will be determined based on the amount of assets the Fund has contributed in relation to the aggregate amount of funds contributed by all of the participating funds (i.e., the Fund and the Brooklyn Capital Private Funds combined).  For example, if Brooklyn Capital determined, subject to Board approval, that the Fund should invest $10,000,000 of its total assets in bankruptcy claims and, together with the Brooklyn Capital Private Funds, the total investment in bankruptcy claims was $40,000,000, the Fund’s pro rata share of each SPV would be 25%.  The Board will oversee the Fund’s investment in each SPV in the same manner that the Fund oversees the Fund’s other investments.2

3.	Investment in the SPVs allows for sharing of administrative expenses.

Investing in the SPVs will create administrative efficiencies because the Fund will obtain exposure to an alternative asset class through a pooled entity.  If the Fund were forced to obtain exposure to this alternative asset class directly, the Fund would have to bear the administrative costs of identifying and investing in each bankruptcy claim, and enforcing its rights thereunder. Investing through the SPVs will be less risky for the Fund because administrative expenses for any one claim will be spread among all participants in the SPV.

2 To the extent the Board determines that the Fund should increase or decrease its exposure to bankruptcy claims by allocating more or less of its assets to such an asset class, the pro rata portion of the Fund’s subsequent investment in SPVs would be increased or decreased accordingly.

4.	Brooklyn Capital will not receive a separate fee in connection with managing the SPVs.

Neither Brooklyn Capital, nor any Brooklyn Capital Affiliate, will receive a fee for advising or managing the SPVs or serving as the trustee of any SPV.  No sales load, redemption fee, distribution fee or service fee will be assessed with respect to interests issued by the SPVs.  Fees for each SPV’s administrative expenses, including legal or accounting fees in connection with enforcement of rights in respect of a particular bankruptcy claim, will be borne by each of the investors in the SPV on a pro rata basis, as approved by the Fund’s Board in accordance with Condition 3 of this Application.

V.RELIEF REQUESTED

Subject to the terms and conditions set forth in this Application, Applicants request an order that provides the following relief:

1.   Pursuant to Sections 6(c) and 17(b) of the Act, an exemption from Section 17(a) to permit the Fund to invest in each SPV; and

2.   Pursuant to Section 17(d) of the Act and Rule 17d-1 thereunder, an order to permit Brooklyn Capital, the Fund, and each SPV to participate in a joint arrangement under Rule 17d-1 to the extent their activities constitute such a joint arrangement.

VI.APPLICABLE LAW AND LEGAL ANALYSIS

A.	Section 6(c)

Section 6(c) of the Act provides that the Commission, conditionally or unconditionally, may exempt any person, security, or transaction, or any class or classes of persons, securities, or transactions, from any provisions of the Act, or any rule thereunder, if and to the extent such exemption is “necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of [the Act]” (the “Section 6(c) Standards”).

While the Act provides the Commission with several grants of authority to exempt an applicant from particular provisions of the Act, Section 6(c) is a “catch-all” provision that authorizes the Commission to grant an exemption from any provision of the Act.  Applicants’ request for relief from Section 17(a) is submitted pursuant to Section 6(c), as well as the more specific exemptive authority provided by Section 17(b), because past applications have suggested the possibility that Section 17(b) may authorize the Commission to exempt from Section 17(a) only a one-time transaction, and that relief for a series of ongoing transactions, such as the contemplated on-going investments by the Fund in SPVs once appropriate bankruptcy claims are identified for each SPV, requires an exemption under Section 6(c) as well.3

3 See, e.g., In the Matter of Keystone Custodian Funds, Inc., 21 S.E.C. 295 (1945).

B.	Sections 17(a) and 17(b)

Sections 17(a)(1) and 17(a)(2) of the Act provide that it is unlawful for any affiliated person4 of a registered investment company (a “first tier affiliate”), or an affiliated person of such person (a “second tier affiliate”), acting as principal, knowingly to sell any security to, or purchase any security from, such investment company. Section 17(a) of the Act was enacted to prevent affiliated persons from “overreaching” (i.e., taking advantage of a fund) by limiting the ability of such affiliated persons to transact with the fund.

Section 17(b) of the Act provides that the Commission, upon application, shall grant an order exempting a proposed transaction from the provisions of Section 17(a) if evidence establishes that: (i) the terms of the proposed transaction, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching on the part of any person concerned; (ii) the proposed transaction is consistent with the policy of each registered investment company concerned; and (iii) the proposed transaction is consistent with the general purposes of the Act (collectively, the “Section 17(b) Standards”).

Brooklyn Capital and the SPVs could be first or second tier affiliates of the Fund and one another, and therefore purchase and sale transactions between them might be prohibited by Section 17(a). The Fund will be a first tier affiliate of the SPV if, as expected, the Fund owns 5% or more of the voting securities of each SPV.  The Fund will also be a second tier affiliate of each SPV as a result of its relationship with Brooklyn Capital because Brooklyn Capital, in addition to serving as investment adviser of the Fund, will serve as trustee of each SPV.  Brooklyn Capital will be a first tier affiliate of each SPV because it will serve as trustee for each SPV.  Brooklyn Capital will be a second tier affiliate of each SPV because it is the investment adviser to the Fund and the Fund, as described above, is a first tier affiliate of each SPV.

4 Section 2(a)(3) of the Act defines an “affiliated person” of a fund to include: (A) any person owning 5% or more of the fund’s voting securities; (b) any person whose voting securities are owned 5% or more by the fund; (C) any person directly or indirectly controlling, controlled by, or under common control with the fund; (D) any of the fund’s officers, directors, or employees; and (E) the fund’s investment adviser.

Applicants assert that the proposed transactions – whereby the Fund (and each of the Brooklyn Capital Private Funds) will purchase shares in each SPV on a pro rata basis – meet the Section 17(b) Standards and Section 6(c) Standards, and therefore are entitled to an exemption from Section 17(a).

1.	The terms of the proposed transactions are reasonable and fair and do not involve overreaching on the part of any person concerned.

The Fund’s investment in, and the establishment and management of each SPV, will be subject to safeguards.  As described in Part IV above, the Fund will invest in each SPV according to Brooklyn Capital’s Allocation Policy.  The Board will oversee the Fund’s investment in each SPV in the same manner that the Fund oversees the Fund’s other investments. No less frequently than annually, the Fund’s Board will review Brooklyn Capital’s management and operation of the SPVs in which the Fund invests.  Additionally, pursuant to Condition 4 of this Application, the Board, including a majority of the Independent Directors, will be required to determine on at least an annual basis that the use of the SPVs by the Fund to obtain exposure to bankruptcy claims continues to be in the best interests of the Fund and its shareholders.

Significantly, as discussed in Condition 2, neither Brooklyn Capital nor any Brooklyn Capital Affiliate will receive a fee for establishing or managing each SPV. The purpose of this condition is to ensure that Brooklyn Capital will not receive duplicative investment management fees for managing the same assets when the Fund or the Brooklyn Capital Private Funds are invested in the SPV.  Such condition removes any pecuniary incentive Brooklyn Capital would otherwise have to “overallocate” the Fund’s assets to the SPVs.

The purpose of the SPVs is to provide the benefits of pooled investment in bankruptcy claims to the Fund’s shareholders, to the extent consistent with the Fund’s investment objective and policies. Brooklyn Capital does not stand to benefit from this arrangement, other than to the extent the assets of participating funds increase as a result of the exposure to bankruptcy claims achieved through the SPVs. In particular, if the Fund’s assets increase as a result of investment in the SPVs, Brooklyn Capital’s advisory fees for managing the Fund will increase.  If a Brooklyn Capital Private Fund’s assets increase as a result of investment in the SPVs, the amount of Brooklyn Capital’s management fees for managing such Brooklyn Capital Private Fund will increase, and the amount of the incentive fee payable to a Brooklyn Capital Affiliate serving as the general partner will increase.

Applicants have included other conditions in this Application that help ensure that the terms of the proposed transactions are reasonable and fair, do not involve overreaching by any party, do not involve layering of fees, and provide no means for any insiders or affiliates to enrich themselves, including:

•
The SPVs will be managed by Brooklyn Capital and Brooklyn Capital will not charge the SPVs any fee with respect to the formation, management and operation of the SPVs. See Condition 2.  Accordingly, neither Brooklyn Capital nor any related entity will be enriched solely by virtue of the Fund’s (or the Brooklyn Capital Private Funds’) investment in the SPVs – Brooklyn Capital will only be compensated pursuant to the terms of its advisory agreement with the Fund (and the Brooklyn Capital Private Funds) to the extent that investment in bankruptcy claims, through the SPVs, increases the assets of the Fund and thereby increases the amount of Brooklyn Capital’s management fee for managing the Fund and the Brooklyn Capital Private Funds, and the amount of incentive fees received by the Brooklyn Capital Affiliates for serving as general partner of the Brooklyn Capital Private Funds.

•
 The shares of the SPVs sold to the Fund (and the Brooklyn Capital Private Funds) will not be subject to a sales load, redemption fee, distribution fee under a plan adopted in accordance with Rule 12b-1 under the Act, or service fee (as defined in Rule 2830(b)(9) of the Conduct Rules of the Financial Industry Regulatory Authority). See Condition 2. Accordingly, there will be no unnecessary layering of fees.

2.	The terms of the proposed transactions are consistent with the policies of the Fund.

The prospectus of the Fund clearly discloses that it may invest in alternative asset classes, including total return strategies. These alternative asset classes, specifically bankruptcy claims, will help the Fund achieve its objective of total return. Indeed, the addition of this alternative asset class should serve to reduce the overall risk of the Fund because this asset class is expected to be relatively uncorrelated with the asset classes in which the Fund currently invests. Investment by the Fund in shares of the SPVs must be made in accordance with the Fund’s investment restrictions, consistent with the Fund’s investment policies as set forth in its prospectus and statement of additional information.

See Condition 1.

3.	The terms of the proposed transactions are consistent with the general purposes of the Act.

The investment by the Fund in each SPV is consistent with the general purposes of the Act, which purposes include, among others, the assurance that investment companies are operated in the interests of shareholders and not in the interests of investment advisers and other affiliated persons.5 As discussed above, investment by the Fund in the SPVs will not entail overreaching or self-dealing on the part of the Fund, Brooklyn Capital or any first or second tier affiliates thereof.

4.	The exemption requested is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

Applicants believe that the exemption requested from Section 17(a) is consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act for the reasons set forth above. Applicants believe that the exemption requested is necessary, appropriate, and in the public interest because it will confer two important benefits on the Fund and its shareholders, as detailed more fully in Part IV above. First, it allows the Fund to invest in pro rata portions of bankruptcy claims, reducing the risk of large loss that might result from purchasing 100% of a bankruptcy claim (or having to forego such an investment), and permitting the Fund to diversify its investment in this alternative asset class by investing in a greater number of bankruptcy claims.  Second, it results in reduced risk that will benefit shareholders of the Fund, by spreading the administrative expenses associated with enforcing its rights  in respect of each bankruptcy claim among all the entities investing in each SPV.

* * * * * * *

For all of the reasons set forth above, Applicants respectfully submit that the transactions proposed in this Application satisfy the Section 17(b) Standards and the Section 6(c) Standards.

5 See Section 1(b)(2) of the Act.

Applicants note that the Commission was previously presented with a request for exemptive relief from Section 17(a) (and also from Section 17(d) and Rule 17d-1) in Nicholas-Applegate Capital Management6 to permit registered open-end investment companies to purchase and redeem shares of beneficial interest of an unregistered Mauritius Company, and to allow the investment adviser of the registered investment companies and the Mauritius Company’s investment adviser to provide services to both the investment companies and the Mauritius Company. The Commission granted an exemption that enabled three U.S. mutual funds to invest in an affiliated 3(c)(7) fund organized in the Republic of Mauritius that invested in Indian securities. The applicants also sought relief to allow the investment adviser of the funds and the Mauritius Company to provide services to each entity. The U.S. funds’ reasons for investing in Indian securities indirectly through the Mauritius fund, rather than directly, are similar to the Fund’s reasons to invest in bankruptcy claims indirectly.

Additionally, in William Blair & Co.7, the Commission was presented with a request for exemptive relief from Section 17(a) (and also from Section 17(d) and Rule 17d-1) to permit certain registered funds to purchase and redeem limited liability company interests in the separate series of a private investment vehicle of a 3(c)(1) and/or 3(c)(7) fund.  In particular, relief was sought to permit the funds to obtain exposure to a greater variety and number of Chinese companies than the funds could otherwise obtain.

6 Nicholas-Applegate Capital Management, et al., File No. 812-12648, Investment Company Act Rel. Nos. 25876 (Dec. 23, 2002) (notice) and 25906 (Jan. 21, 2003) (order).
7 William Blair & Company, L.L.C., et al., File No 812-13871, as amended (June 15, 2012).

While the Applicants recognize that in Nicholas-Applegate and William Blair the investment vehicles involved offshore funds (as distinct from the Fund’s proposed investment in the SPVs), the rationale for utilizing a pooled investment and the benefits to shareholders as to lower risks and greater diversification are analogous.

C.	Section 17(d) and Rule 17d-1

Section 17(d) of the Act provides in pertinent part that:

It shall be unlawful for an affiliated person of . . . a registered investment company . . . or any affiliated person of such a person . . . acting as principal to effect any transaction in which such registered company, or a company controlled by such registered company, is a joint or a joint and several participant with such person . . . or affiliated person, in contravention of such rules and regulations as the Commission may prescribe for the purpose of limiting or preventing participation by such registered or controlled company on a basis different from or less advantageous than that of such other participant.

Rule 17d-1 under the Act provides in pertinent part that:

(a) No affiliated person of . . . any registered investment company . . . and no affiliated person of such a person . . ., acting as principal, shall participate in, or effect any transaction in connection with, any joint enterprise or other joint arrangement or profit-sharing plan in which any such registered company, or a company controlled by such registered company, is a participant, . . . unless an application regarding such joint enterprise, arrangement or profit-sharing plan has been filed with the Commission and has been granted by an order . . . .

(b) In passing upon such applications, the Commission will consider whether the participation of such registered or controlled company in such joint enterprise, joint arrangement or profit-sharing plan on the basis proposed is consistent with the provisions, policies and purposes of the Act, and the extent to which such participation is on a basis different from or less advantageous than that of other participants. [(hereinafter, the “Rule 17d-1 Standards”).]

(c) “Joint enterprise or other joint arrangement or profit-sharing plan” as used in this rule shall mean any written or oral plan, contract, authorization or arrangement, or any practice or understanding concerning an enterprise or undertaking whereby a registered investment company or a controlled company thereof and any affiliated person of . . . such registered investment company, or any affiliated person of such a person . . . have a joint or a joint and several participation, or share in the profits of such enterprise or undertaking . . . .

Brooklyn Capital (by establishing and operating the SPVs as special purpose vehicles for the collective investment of a portion of each of the Fund and the Brooklyn Capital Private Funds’ assets and by providing an opportunity for the Fund and each Brooklyn Capital Private Fund to invest in the SPVs), the Fund and the Brooklyn Capital Private Funds (by purchasing shares of the SPVs), and each SPV (by selling its shares to the Fund and the Brooklyn Capital Private Funds) could be deemed to be participants in a joint enterprise or other joint arrangement (hereafter, “joint arrangement”) within the meaning of Section 17(d) of the Act and Rule 17d-1 thereunder.8

8 A strong argument could be made that 17d-1 relief is not required here, just as it is not required in any other situation where a fund manager causes one of its sponsored funds to invest in another of its sponsored funds. In this regard, Applicants note that the Fund and each Brooklyn Capital Private Fund will be managed separately and without regard to any investment decisions or potential investment decisions by the other funds. However, for purposes of this Application we assume, without conceding, that a joint arrangement is present requiring relief under Rule 17d-1.

The purpose of Section 17(d) is to prevent abuses arising from the conflicts of interest inherent in joint arrangements between investment companies and their affiliates by restricting such arrangements and ensuring that in a joint arrangement an investment company will be treated fairly or will be clearly advantaged by the transaction.9

Applicants submit that the proposed investment by the Fund in the SPVs, including the terms by which the SPVs will be established and funded, satisfies the Rule 17d-1 Standards. Those standards come in two parts. The first part requires the Commission to consider whether the participation of the Fund in the joint arrangement is consistent with the provisions, policies and purposes of the Act. For the reasons discussed in Part VI.B above, Applicants believe that the proposed arrangement, whereby the Fund will purchase shares of the SPVs, is fully consistent with the provisions, policies and purposes of the Act.

The second part of the Rule 17d-1 Standards requires the Commission to consider the extent to which the Fund’s participation in the joint arrangement is on a basis different from or less advantageous than that of other participants. The Fund will purchase shares of the SPVs on terms identical to the terms offered to the Brooklyn Capital Private Funds.10  First, any investment in the SPV will only be made if it is consistent with the Fund’s investment objective and policies.  Additionally, the Fund’s investment in the SPVs will be overseen by the Fund’s Board. The Fund’s investments in each SPV will be made pro rata in accordance with Brooklyn Capital’s Allocation Policy.  The Fund’s investments will be made under the supervision of Brooklyn Capital and as overseen by the Fund’s Board to make reasonably certain that the allocations among the Fund and the Brooklyn Capital Private Funds are fair and equitable.

9 See Investment Company Act of 1940; Hearings on S. 3580 Before a Subcomm. Of the Senate Comm. on Banking & Currency, 76th Cong., 3d Sess. pt. 1, at 252-62 (1940) (statement of David Schenker, Chief Counsel, Securities and Exchange Commission). See also id. at 37 (Robert Healy, Commissioner, Securities and Exchange Commission, discussing insider abuse in the investment company industry).

10 As described in Part IV above, each of the Fund and the Brooklyn Capital Private Funds will be offered the opportunity to invest, pro rata, in each SPV established by Brooklyn Capital, consistent with their respective investment objectives and policies, and in accordance with Brooklyn Capital’s Allocation Policy.

Transactions involving Brooklyn Capital and the SPVs, on the one hand, and the Fund and Brooklyn Capital Private Funds on the other hand, will be on a no-fee basis and should be presumed to be fair and reasonable. It is conceivable that a conflict of interest for Brooklyn Capital exists in that Brooklyn Capital Affiliates receive an incentive allocation in their role as general partner of the Brooklyn Capital Private Funds, thereby creating an incentive for Brooklyn Capital to allocate investment opportunities in favor of such Brooklyn Capital Private Funds. However, any such conflict is fully addressed by adherence to Brooklyn Capital’s Allocation Policy, which provides that investment in the SPVs shall be made on a pro rata basis by all participating funds.  In addition, Brooklyn Capital’s fiduciary duty to place its clients’ interests ahead of its own prevents it from favoring interests of the Brooklyn Capital Private Funds over the interests of the Fund.

Finally, since the Fund will participate in the joint arrangement (to the extent one exists at all) on terms that are identical to the terms offered to the Brooklyn Capital Private Funds (other than the pro rata amount), the Fund’s participation in the joint arrangement is not on a disadvantageous basis and therefore meets the second part of the Rule 17d-1 Standards.

VII.CONDITIONS

Applicants stipulate that any Order granting the relief requested in this Application will be subject to the following conditions:11

1. Investment by the Fund in shares of the SPVs will be undertaken only in accordance with the Fund’s stated investment restrictions and consistent with the Fund’s stated investment policies as set forth in its prospectus and statement of additional information.

2. Neither Brooklyn Capital nor any Brooklyn Capital Affiliate will receive a fee for managing any SPV in which the Fund invests.  Neither Brooklyn Capital nor any Brooklyn Capital Affiliate will receive any commissions, fees, or other compensation from the Fund or the SPVs in connection with the Fund’s investment in such SPV.  Interests of each SPV will not be subject to sales loads, redemption fees, distribution fees, or service fee with respect to all amounts invested by the Fund.

3. To the extent administrative expenses are incurred by the SPVs, including enforcement of rights in respect of a particular bankruptcy claim, such administrative expenses will be borne by each of the investors in the SPV on a pro rata basis.  Any such administrative expenses will only be paid upon a determination by the Fund’s Board, including a majority of the Independent Directors, that any such expenses are (i) for services in addition to, rather than duplicative of, services rendered to the Fund directly, and (ii) fair and reasonable in light of the usual and customary charges imposed by others for services of the same nature and quality.  If such a determination is not made by the Fund’s Board, Brooklyn Capital will reimburse the Fund for the amount of any administrative expense borne by the Fund as an investor in the SPV.

11 With respect to any condition that relates to the SPVs, Brooklyn Capital, as trustee or manager of the SPVs, as applicable, will ensure that the SPVs comply with the relevant condition.

4. The Fund’s Board, including a majority of the Independent Directors, will determine initially, and no less frequently than annually, that the Fund’s investment in the SPVs are, and continue to be, in the best interest of the Fund and its shareholders.

5. Investment by the Fund and the Brooklyn Capital Private Funds will be made in accordance with the provisions of Brooklyn Capital’s Allocation Policy.

6. The Fund will include in each annual and semi-annual report to shareholders supplemental information consisting of details regarding the underlying bankruptcy claim held by each SPV in which the Fund invests.

7. Brooklyn Capital will undertake to make the accounts, books and other records of each SPV available for inspection by the Fund’s administrator and auditor, Commission staff and, if requested, to furnish copies of those records to the Commission staff.

8. The Fund, to the extent required in complying with the requirement in Form N-2 to disclose “Acquired Fund Fees and Expenses”, will incorporate its investment in the SPVs in the Fund’s prospectus fee table.

9. The Fund will not make any “in kind” distributions to its shareholders of the shares of any SPV.

VIII.PROCEDURAL MATTERS

Pursuant to the requirements of Rule 0-2(f) under the Act, Applicants hereby state that, in the case of the Fund, its address is 615 East Michigan Street, 2nd Floor, Milwaukee, Wisconsin  53202, and, in the case of Brooklyn Capital, its address is Park 80 West, Plaza Two, 250 Pehle Avenue, Suite 708, Saddle Brook, NJ 10570.  Applicants further state that all communications or questions should be directed to Thomas R. Westle and Rustin I. Paul, Blank Rome LLP, The Chrysler Building, 405 Lexington Avenue, New York, NY 10174-0208, (212) 885-5000, with a copy to Phillip Goldstein, Brooklyn Capital Management, LLC, Park 80 West, Plaza Two, 250 Pehle Avenue, Suite 708, Saddle Brook, NJ 10570, and a copy to Stephanie Darling, The Law Office of Stephanie Darling, 818 Ridge Road, Rising Sun, MD 21911, (410) 658-7491.

Pursuant to Rule 0-2(c)(1) under the Act, each Applicant hereby states that the officer or member signing and filing this Application on behalf of such Applicant is fully authorized to do so, that under the provisions of the Fund’s By-Laws, responsibility for the management of the affairs and business of the Fund is vested in its Board, that by resolution duly adopted and attached to this Application as Exhibit A-1, the Board of the Fund has authorized any officer of the Fund to prepare or cause to be prepared and to execute and file with the Commission this Application and any amendments hereto, and that the undersigned officer of Brooklyn Capital, is fully authorized under Brooklyn Capital’s Limited Liability Company Agreement to prepare or cause to be prepared and to execute and file with the Commission this Application and any amendments hereto.  Applicants state that the authorizations described above remain in effect as of the date hereof and are applicable to the individuals who have signed this Application.  Applicants further state that each Applicant has complied with all requirements for the execution and filing of this Application in the name and on behalf of each Applicant.

The verifications required by Rule 0-2(d) under the Act are attached as Exhibits B-1 and B-2 hereto.

Applicants request that the Commission issue an order without a hearing pursuant to Rule 0-5 under the Act.

[SIGNATURE PAGE FOLLOWS]

Respectfully submitted,

Brooklyn Capital Management, LLC

By: /s/ Andrew Dakos
Name: Andrew Dakos
Title: Member

Special Opportunities Fund, Inc.

By: /s/ Phillip Goldstein
Name: Phillip Goldstein
Title: Chairman of the Board

January 15, 2013

S-1

EXHIBIT INDEX
Sequential

Page Number

A-1	Authorizing Resolutions of the Special Opportunities Fund, Inc.	A-1
B-1	Verification of Brooklyn Capital Management, LLC Pursuant to Rule 0-2(d)	B-1
B-2	Verification of the Special Opportunities Fund, Inc. Pursuant to Rule 0-2(d)	B-2

i

Exhibit A-1

SPECIAL OPPORTUNITIES FUND, INC.
RESOLUTIONS ADOPTED BY THE
BOARD OF DIRECTORS ON JANUARY 15, 2013

Authorization to File Exemptive Order Application relating to the Fund

RESOLVED, that the Board of Directors of the Special Opportunities Fund, Inc. (the “Fund”), including a majority of those who are not “interested persons” of the Fund or Brooklyn Capital Management, LLC (“Brooklyn Capital”), its investment adviser, as defined in Section 2(a)(19) of the Investment Company Act of 1940, as amended (the “1940 Act”) (collectively, the “Board”), hereby authorizes and directs the officers of the Fund, with the assistance of counsel, to prepare and file with the Securities and Exchange Commission (the “Commission”) an application for exemptive relief (the “Application”), and any and all amendments thereto, requesting an order pursuant to Sections 6(c) and 17(b) of the 1940 Act that would grant an exemption from Section 17(a) of the 1940 Act, and pursuant to Section 17(d) of the 1940 Act and Rule 17d-1 under the 1940 Act, permitting certain joint transactions; and

FURTHER RESOLVED, that the officers of the Fund are authorized, empowered and directed to take such further actions, to execute such other documents, to pay such expenses and to do such other acts and things as such officers, or any of them, in their discretion, deem necessary or advisable to effectuate the intent of the foregoing resolution.

A-1

Exhibit B-1

BROOKLYN CAPITAL MANAGEMENT, LLC
VERIFICATION PURSUANT TO RULE 0-2(d)

The undersigned states that he has duly executed the attached Application dated January 15, 2013 for and on behalf of Brooklyn Capital Management, LLC; that he is a Member of such company; and that all action by principals and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken.  The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By: /s/ Andrew Dakos
Name: Andrew Dakos
Title: Member

B-1

Exhibit B-2

SPECIAL OPPORTUNITIES FUND, INC.
VERIFICATION PURSUANT TO RULE 0-2(d)

The undersigned states that he has duly executed the attached Application dated January 15, 2013 for and on behalf of the Special Opportunities Fund, Inc.; that he is Chairman of the Board of such company; and that all action by stockholders, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken.  The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By: /s/ Phillip Goldstein
Name: Phillip Goldstein
Title: Chairman of the Board

B-2